Comparison of Five – Year Cumulative Total Returns
Performance Graph for
United Bancshares, Inc.

Produced on 02/24/2003 including data to 12/31/2002



Legend

Symbol	CRSP Total Returns Index for:	02/2000	12/2000	12/2001	12/2002
——— ■	United Bancshares, Inc.	100.0	65.1	65.6	78.2
— — — ★	Nasdaq Stock Market (US Companies)	100.0	60.8	48.2	33.3
- - - - - ▲	Nasdaq Bank Stocks SIC 6020 – 6029, 6710 – 6719 US & Foreign	100.0	121.8	131.9	134.9

Notes:

A. The lines represent monthly index levels derived from compounded daily returns that include all dividends.
B. The indexes are reweighted daily, using the market capitalization on the previous trading day.
C. If the monthly interval, based on the fiscal year – end, is not a trading day, the preceding trading day is used.
D. The index level for all series was set to $100.0 on 02/01/2000.
E. Company data from 2/1/2000 to 3/30/2001 provided by the client. Methodology modified at request of client.

Prepared by CRSP (www.crsp.uchicago.edu), Center for Research in Security Prices, Graduate School of Business, The University of Chicago. Used with permission. All rights reserved.